

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2011

Via E-mail
Thomas J. Webb
Executive Vice President and Chief Financial Officer
CMS Energy Corporation
One Energy Plaza
Jackson, Michigan 49201

    Re: CMS Energy Corporation
       Consumers Energy Company
       Form 10-K for Fiscal Year Ended December 31, 2010
       Filed February 24, 2011
       File Nos. 1-9513 and 1-5611

Dear Mr. Webb:

    We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 8. Financial Statements and Supplementary Data, page 44

Consolidated Statements of Cash Flows, page 77

Notes to Consolidated Financial Statements, page 92

Note 1: Significant Accounting Policies, page 92
Inventory, page 94

1.   We understand that you generate and purchase RECs to meet the REC and capacity standards prescribed by the 2008 Energy legislation and that you are a net purchaser of RECs or do not create any RECs through generation. Please confirm or clarify our understanding. In addition, please tell us whether you maintain two separate cost pools

for RECs and emission allowances or tell us otherwise how you are able to segregate the cost basis of credits that may have no basis from those that have a cost basis. In this regard, tell us whether you are a net purchaser or seller of emission allowances. If you sell RECs and/or emission allowances, please tell us your revenue recognition policy upon receipt or transfer of such credits or allowances. Please finally explain to us the basis in GAAP for classifying RECs and emission allowances as materials and supplies inventory as opposed to some other asset. If based on a FERC chart of accounts, please tell us the specific account which classification is made.

Note 5: Contingencies and Commitments, page 104

2.   Please tell us what consideration you have given to providing an estimate of the possible loss or range of loss in excess of amounts accrued for each of the matters disclosed or in the aggregate, and for those matters where the Company is unable to estimate the possible loss or range of loss providing a statement that such an estimate cannot be made. Please refer to ASC 450-20-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows at (202) 551-3322 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief